October 25, 2006

Mr. David R. Humphrey

Branch Chief

U.S. Securities and Exchange Commission, CF/AD 5

100 F. Street N.E.

Washington D.C. 20549-3561

Re:                               Affinity Group, Inc.

Forms 10-Q for the Quarter Ended June 30, 2006

Filed August 14, 2006

File Nos. 000-22852 and 333-124109

Dear Mr. Humphrey:

Please find below our response to your letter dated October 13, 2006 in regard to the filings noted above.  Further, as requested in your letter, please be advised that Affinity Group Holding, Inc. and Affinity Group, Inc. (collectively “Affinity”) acknowledge that; Affinity is responsible for the adequacy and accuracy of the disclosure in the filings; SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Affinity may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Forms 10-Q for the Quarterly Period Ended June 30, 2006

Note 1 – Basis of Presentation

1.               After reviewing your response to our previous comment 4, it appears your current disclosure does not completely explain the accounting impact of the change to a Subchapter S corporation, nor does it clearly indicate the source of the newly recorded deferred tax liabilities presented in your June 30, 2006 unaudited balance sheet.  Please revise your disclosure regarding the change in tax status to indicate that your “revaluation” was actually the elimination of the deferred tax assets and liabilities associated with those entities whose tax status was changed to Subchapter S.  Also, please explain to us and revise your disclosure to indicate the facts and circumstances surrounding the recognition of the “built in gains” as discussed in your 10-Q disclosure and response.

Response:   As indicated in our previous response dated October 6, 2006 the deferred tax assets and liabilities remain on the financial statements for those companies (e.g. Camping World, Inc. and its subsidiaries remained taxable C corporations) which did not change their tax status.  Deferred tax liabilities related to these C corporation companies were approximately $13.7 million.  Also, as the result of the Company’s change of tax status to S corporation, a deferred tax liability related to a Subchapter S corporation of approximately $2.8 million was recorded on the financial statements for a potential tax liability in prior C corporation years.  The Company believes that the use of the term “revaluation” is appropriate because the deferred assets and liabilities for those corporations which changed their tax status to an S corporation were not completely eliminated.  At this time the company does not anticipate the recognition of any “built in gains” but merely disclosed that it has considered the possibility of such gains in the presentation of its financial statements.

If you have any questions, please do not hesitate to contact me at (805) 667-4100.

Sincerely,

Thomas F. Wolfe

Sr. Vice President and CFO

TFW:rde